Exhibit 15.2

Hafnia Limited - Corporate Governance Report 2025

Hafnia Limited (“Hafnia” or the “Company”) was registered in Singapore as a public company limited by shares on 1 October 2024 following its redomiciliation from Bermuda to Singapore (the “Redomiciliation”), and is subject to Singapore law, including the Companies Act 1967 of Singapore (“Singapore Companies Act”) and the constitution of the Company (“Constitution”).

The Company is listed on the Oslo Børs (the “Oslo Stock Exchange”) and the New York Stock Exchange (the “NYSE”).

Hafnia is primarily governed by the Singapore Companies Act and its Constitution. Certain aspects of Hafnia’s activities are governed by Norwegian law. The Norwegian Securities Trading Act, the Norwegian Accounting Act, related regulations and the continued obligations for companies listed on the Oslo Stock Exchange will generally apply. Additionally, as a company listed on the NYSE, Hafnia is also subject to the listing requirements of the NYSE and applicable reporting requirements of the United States Securities and Exchange Commission (“SEC”). The Company is a foreign private issuer subject to reporting requirements of the SEC. Hafnia’s business activities are also subject to the laws of the countries in which it at any time operates, as well as international law and conventions.

This corporate governance report for the financial year 2025 (this “Report”) is prepared by the Company pursuant to section 4.4 of the Euronext Oslo Rule Book II – Issuer Rules and section 2-9 of the Norwegian Accounting Act. Hafnia has for the financial year 2025 prepared a sustainability report (the “2025 Sustainability Report”) in accordance with the rules in the Norwegian Accounting Act implementing the EU Accounting Directive, as amended by the Corporate Sustainability Reporting Directive (CSRD). The 2025 Sustainability Report includes a description of the Company’s guidelines and policies regarding equality and diversity and their impact during the financial year 2025. For a description of such guidelines and policies, reference is made to Hafnia’s 2025 Sustainability Report.

This Report provides an overview of Hafnia’s key corporate governance practices regarding the Norwegian Code of Practice for Corporate Governance issued by the Norwegian Corporate Governance Board (the “Code”), revised on 28 August 2025. The Code is available in English at (https://nues.no/english/). Each individual point of the Code is reviewed and if the Company deviates from the Code, explanations are provided.

For the year 2025, unless stated otherwise, Hafnia has complied with all material aspects laid out in the Code sections. Each individual section of the Code is discussed in the following, and any deviations from the Code are set out and explained.

Section of the Code		Deviations
1	Implementation and reporting on corporate governance	None
2	Business	The Company’s objectives are not stated in the Constitution.
3	Equity and dividends	The authorisations granted to the Board at the annual general meeting in 2025 to increase the share capital or to acquire the Company’s own shares were not defined to a specific purpose.
4	Equal treatment of shareholders	None

5	Shares and negotiability	The Board may decline to register the transfer of any share in the Company if the transfer results in the Company being deemed a “Controlled Foreign Company” in Norway.
6	General meetings	The Chairman of the Board, or the president of the Company if there is one appointed, will chair the Company’s general meetings.
7	Nomination Committee	None
8	Board of Directors: Composition and independence	None
9	The work of the Board of Directors	None
10	Risk management and internal control	None
11	Remuneration of the Board of Directors	None
12	Salary and other remuneration of executive personnel
Performance-related remuneration to the Company’s executive officers (Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”)) (CEO and CFO together, the “Executive Officers”) is not subject to an absolute limit.

13	Information and communications	None
14	Take-overs	None
15	Auditor	None

Section 1 – Implementation and Reporting on Corporate Governance

The Board of Directors (the "Board") oversees the overall conduct of Hafnia, ensuring that the Company is accountable to its stakeholders by ensuring the implementation of business policies and practices which comply with applicable legislation, regulations, ethical and corporate governance guidelines.

These policies are also designed to be fair and in accordance with leading market practices on stakeholder relations, and to ensure that the Company complies with the Code. The Company assumes all dealings with customers, potential customers, and other third parties are in full public view and accommodates all stakeholders’ reasonable expectations.

The Board has provided this Report which provides an overall review of the Company’s corporate governance. This Report includes a statement with respect to each individual section of the Code. If the Company does not fully comply with the Code, this is explained in the Report. A description of the most important corporate governance principles of the Company shall also be made available for external interest groups on the Company’s website.

The Board defines the Company’s value base and formulates ethical guidelines and guidelines for corporate social responsibility in accordance with these values. These policies also consider the Code and the Company shall develop its internal policies and practices, where appropriate, to meet the requirements and recommendations of the Code.

The corporate governance of the Company is subject to review by the Board at least annually, and the Company’s governance documents should be reviewed annually to ensure continued relevance and accuracy.

The Company does not deviate from Section 1 of the Code.

Section 2 – Business

Under the Singapore Companies Act, companies may (but are not required to) include a clause in its constitution specifying the company’s principal activities and the purposes for which the company was formed. In this regard and aligned with practices in Singapore, the Company has not included such provisions in its Constitution and has full capacity to carry on or undertake any business or activity, do any act or enter into any transaction and, for the foregoing purposes, full rights, powers and privileges.

This represents a deviation from Section 2 of the Code.

However, the Company’s objectives and strategy are further described in the following:

The Company intends to be recognised as a leader in, and the preferred provider of, maritime transportation of oil, oil products, and chemicals, and related services and solutions. The Company’s strategic initiatives focus on seizing growth opportunities driven by the structural and sustainable market changes underway, by leveraging its deep knowledge, extensive experience and long-running relationships in the maritime oil products transportation space.

The Board is responsible for the Company’s strategic planning, and defines clear objectives, strategies and risk profile for the business that form the basis for the Company to prepare and carry out investments and structural measures to create value for the shareholders in a sustainable way, taking into account financial, economic, social and environmental conditions to ensure value creation for a sustainable business. The Board conducts an annual review of Hafnia’s business activities, objectives, strategies and risk profile, evaluating present and future opportunities, threats and risks in the external environment. In doing so, the Board shall ensure that long-term sustainability, profitability and considerations related to the Company's various stakeholders are integrated in the Company's decision-making processes and value-creation.

The Company’s Executive Officers implements the Board’s decisions through managing and developing the business of Hafnia, ensuring that the policies and processes that are in place are compliant with the Board’s instructions. The strategy, objectives and corporate governance regime developed act as a foundation in the Company’s approach to integrate these considerations into its business execution with the aim to deliver long-term value to the shareholders in a sustainable manner.

Stakeholders may read more about Hafnia’s objectives, strategy, and risk profile in its annual report for the financial year 2025 on Form 20-F (“Form 20-F”), which will be filed with the SEC on 17 April 2026 and will be available on the SEC’s Electronic Data Gathering, Analysis and Retrieval system (EDGAR) database and the Company's website.

Section 3 – Equity and Dividends

Given the dynamic and cyclical nature of the Company’s business, the Board regularly reviews and monitors the Company’s capital structure to ensure it is in line with the Company’s objectives, strategy, and risk profile.

This ensures that the business’ activities and growth are funded sensibly and prudently by achieving a more efficient capital structure that seeks to reduce the Company’s overall cost of capital.

The Board has established a clear and predictable dividend policy. Subject to applicable laws, the Company will target a quarterly payout ratio of net profit, adjusted for extraordinary items, based on the quarter end net loan-to-value ratio, of:

•	50% payout of net profit if net loan-to-value is above 40%
•	60% payout of net profit if net loan-to-value is above 30% but equal to or below 40%
•	80% payout of net profit if net loan-to-value is above 20% but equal to or below 30%; and
•	90% payout of net profit if net loan-to-value is equal to or below 20%.

In addition to cash dividends, the Company may also from time to time consider buying back shares as part of its total distribution of capital to shareholders. Any amount utilised for share buybacks in a quarter may be deducted before declaring dividends for the quarter.

Under the Constitution, no dividend (final or interim) shall be paid to shareholders except out of profits of the Company. The Company may by ordinary resolution in general meeting declare final dividends, but no such dividend shall exceed the amount recommended by the Board. The Board may from time to time pay to the shareholders such interim dividends as appear to the Board to be justified by the profits of the Company. Dividend payouts which are approved at the meetings of the Board or general meetings of the Company are made in accordance with the dividend policy. The Board shall establish a clear dividend policy. The dividend policy will be disclosed.

The Singapore Companies Act provides that notwithstanding anything in the Constitution, the Board shall not exercise any power to issue shares or purchase the Company’s own shares without prior approval of the shareholders in general meeting. Generally, once shareholders’ approval has been obtained, unless subsequently revoked or varied by the Company in a general meeting, it continues in force until the conclusion of the next annual general meeting commencing next after the date on which the approval was given, or the expiration of the period within which the next annual general meeting after that date is required by law to be held, whichever is the earlier. The approval to issue new shares or to acquire the Company’s own shares may be confined to a particular exercise of that power or may apply to the exercise of that power generally; and any such approval may be unconditional or subject to conditions. The power to acquire its own shares may only be exercised in accordance with specified procedures detailed in the Singapore Companies Act. The authorisations granted to the Board to increase the share capital and to acquire the Company's own shares at the Annual General Meeting in 2025 were not limited to a defined purpose. This represents a deviation from Section 3 of the Code.

Section 4 – Equal Treatment of Shareholders

The Company has one class of shares, meaning all shares in the Company carry equal rights, including the right to participate and vote in general meetings. As such, all shareholders will be treated equally unless there is just cause for treating them differently.

As the Company is a Singapore public company limited by shares, shareholders do not have the same preferential rights in a future offering of shares in Hafnia as shareholders in Norwegian limited liability companies normally have. Pursuant to Singapore laws and based on the rights of shareholders outlined in the Constitution, the shareholders of the Company do not have pre-emption rights in share issues unless otherwise resolved by the Company. However, any decision to issue shares without pre-emption rights for existing shareholders will be justified in the common interest of the Company and the shareholders and the justification will be publicly disclosed in a stock exchange announcement issued in connection with the share issue. Furthermore, the justification will specifically state how the principle of equal treatment of shareholders is safeguarded.

Any transactions that the Company carries out in its own shares will be carried out either through the Oslo Stock Exchange, NYSE, or both, or with reference to prevailing stock exchange prices if carried out in another way. If there is limited liquidity in the Company’s shares, the Company shall consider other ways to ensure equal treatment of all shareholders.

The Company does not deviate from Section 4 of the Code.

Section 5 – Shares and Negotiability

The shares are generally freely negotiable and transferable, provided the shares are registered in a depository, Depository Trust Company and the Norwegian Central Securities Depository, and listed on the NYSE or the Oslo Stock Exchange.

However, the Board may decline to register the transfer of any share, where such transfer would, in the opinion of the Board, likely result in 50% or more of the aggregate issued and outstanding share capital of the Company being held or owned directly (or indirectly) by individuals or legal persons resident for tax purposes in Norway, or alternatively, such shares being effectively connected to a Norwegian business activity, or the Company otherwise being deemed a “Controlled Foreign Company” as such term is defined pursuant to Norwegian tax legislation. The purpose of this provision is to avoid the Company being deemed a Controlled Foreign Company pursuant to Norwegian tax rules.

This represents a deviation from Section 5 of the Code.

Section 6 – General Meetings

The Company encourages all shareholders to participate in and to vote at general meetings. The annual general meeting of the Company will normally take place once a year.

In order to facilitate shareholder participation, the Board will ensure that:

•
The notice and the supporting documents and information on the resolutions to be considered at the general meeting shall be available on the Company’s website within the prescribed period stated in the Constitution (where applicable);

•
The resolutions and supporting documentation, if any, will be sufficiently detailed, comprehensive and specific to allow shareholders to understand and form a view on matters that are to be considered at the general meeting;

•
The registration deadline, if any, for shareholders to participate at the general meeting will be set as closely to the date of the general meeting as practically possible and permissible under the provisions in the Company’s Constitution (where applicable);

•	The shareholders will have the opportunity to vote on each individual matter, including on each candidate nominated for election to the Company’s Board and committees (if applicable); and

•	The Board members, the chairman of the Nomination Committee and the auditor (where attendance is regarded as essential) will be present at the general meeting.

Shareholders who are not able to attend the general meeting will be given the opportunity to vote by proxy or to participate by using electronic means.

The Company will, in this respect:

•	Provide information on the procedure for attending by proxy in the notice of the general meeting;

•	Nominate a person who will be available to vote on behalf of shareholders as their proxy; and

•
Prepare a proxy form which will, insofar as this is possible, be formulated in such a manner that the shareholder may vote on each item that is to be addressed and vote for each of the candidates that are nominated for election.

The Company secretaries will also prepare minutes from the general meetings. These minutes aim to capture the essence of the meeting, its comments and results from the resolutions. The Company endeavours to publish the minutes of the annual general meeting on the Company’s website no later than 15 days after the date of the meeting, and a printed version can be made available upon request.

Pursuant to the Constitution, the Chairman of the Board or the president of the Company, if there be one, shall act as chairman of the meeting at all general meetings at which such person is present. Notwithstanding the above, the Chairman of the Board or president, as applicable, may appoint a person to act as chairman of the meeting. In the absence of the Chairman of the Board, the president and a person appointed to act as chairman of the meeting by the Chairman of the Board or president of the Company, the chairman of the general meeting shall be appointed or elected by those present at the meeting and entitled to vote.

In this respect, the Company deviates from Section 6 of the Code. There will be routines to ensure that an independent person is available to chair the general meeting or a particular agenda with regard to any matters related to the Chairman.

Section 7 – Nomination Committee

As provided for in its Constitution, the Company established a Nomination Committee. The Nomination Committee shall be laid down in the Constitution (as applicable) with guidelines approved at the annual general meeting. The Nomination Committee guidelines should be made available on the Company’s website.

The Nomination Committee’s duties include proposing candidates for election to the Board and the Nomination Committee itself. As part of its work in proposing candidates for election to the Board, the Nomination Committee will provide reasoned recommendations for any candidate and seek to consult shareholders concerning proposals for candidates’ appointment.

If there is a vacancy in the Board occurring as a result of the death, disability, disqualification or resignation of any members or as a result of an increase in the size of the Board, the Board has the power to appoint a member to fill the vacancy, provided that any such member appointed by the Board shall hold office only until the next annual general meeting or until their successors are elected or appointed or their office is otherwise vacated. The Nomination Committee is responsible for Board succession. In the nomination and selection process, the candidate will undergo careful consideration to ensure that they are independent. This will include review of employment history, financial relationships, affiliations and business relationships, and consulting legal and governance experts. Shareholder input will also be considered, where the appointment of new members of the Board will have to be done at a general meeting as aforementioned.

The Company shall provide up-to-date information on the Nomination Committee on the Company’s website. The Company may in the future implement procedures for how shareholders can propose candidates to the Nomination Committee, with reference to the new recommendation set out in section 7 of the Code.

The majority of the Nomination Committee is independent of the Board and Executive Officers and does not include any Executive Officers or any member of the Company’s Board. See Item 6. Directors, Senior Management and Employees - C. Board Practices in the Company’s Form 20-F for further information regarding the Nomination Committee and its responsibilities.

The Company does not deviate from Section 7 of the Code.

Section 8 – Board of Directors: Composition and Independence

The Board is responsible for the overall management of the Company and may exercise all of the powers of the Company not reserved to the Company’s shareholders by its Constitution or under Singapore law.

The Board currently consists of five members. Four out of five of the board members are independent of the Company’s Executive Officers, its main shareholders and material business contacts, and the Company’s Executive Officers are not represented on the Board.

The Board has established two committees, the Audit Committee and Remuneration Committee. The Company also has a Nomination Committee, which chair and members are not within the Company’s Board.

The members of the Board serve for such term as the shareholders may determine in general meeting or, in the absence of such determination, until the next annual general meeting or until their successors are elected or appointed or their office is otherwise vacated. Members of the Board will be re-evaluated before being considered for re-election annually. The value of continuity will be balanced against the need for renewal and independence. Where a member of the Board has served for a prolonged continuous period, consideration will be given as to whether the individual member of Board in question is still considered independent of the Company’s executive management.

The Board members work together to exercise proper supervision of the Company’s business, compliance, performance and work done by the Company’s Executive Officers. The Chairman of the Board shall be elected by the general meeting so long as the applicable laws do not require that the Chairman must be appointed by the Board.

The Company believes that the composition of the Board ensures that the Board has a good balance of knowledge, expertise and diversity appropriate to promote different perspectives and mitigate the risk of groupthink. This helps the Board to attend to duties towards the Company and its stakeholders effectively. An introduction to the members of the Board, including their expertise and attendance records for board meetings record is provided in Item 6. Directors, Senior Management and Employees in the Company’s Form 20-F.

Members of the Board are welcome to own shares in the Company.

The Company does not deviate from Section 8 of the Code.

Section 9 – The Work of the Board of Directors

The Board oversees the overall conduct of the Company’s affairs and the day-to-day management of the Company. The Board’s duties and responsibilities are set out in detail in the Company’s Constitution (as applicable).

The Board emphasises clear allocation of responsibilities amongst members and between the Board and Executive Officers for increased accountability. The Board may issue instructions for its own work as well as for the Executive Officers with particular emphasis on clear internal allocation of responsibilities and duties. Various guidelines have been adopted for both the Board and Executive Officers. During Board meetings, directors consistently reserve time for discussion without the presence of Hafnia’s Executive Officers.

To ensure independence, directors and the Executive Officers of the Company are required to notify the Board if they directly or indirectly have a material interest in any transaction carried out by the Company.

In cases of transactions between the Company and a shareholder, a shareholder’s parent company, director, officer or executive management of the Company or persons closely related to any such parties, or with another company in the same group, which are not immaterial for either the Company or the close associate involved, the Board may obtain a valuation from an independent third party, unless the Board is confident based on other relevant information such as benchmarking studies that it is unnecessary to obtain such valuation to ensure that values are not being transferred from the Company to related parties.

Agreements with related parties are to be given account for in the Company’s consolidated financial statements. Related party transactions that meet certain criteria must be reported on the Form 20-F and, under the NYSE Continued Listing Standards, the audit committee must conduct a reasonable prior review and oversight of all such qualifying related party transactions for potential conflicts of interest and will prohibit such a transaction if it determines it to be inconsistent with the interests of the Company and its shareholders.  See Item 7. Major Shareholders and Related Party Transactions – B. Related Party Transactions in the Company’s Form 20-F for an account of the Company’s agreements with related parties.

Members of the Board and Executive Officers are to recuse themselves from decisions that they have a special interest in so that such items can be considered unbiased. Another Board member will chair discussions on significant matters if the Chairman of the Board has been actively involved in such matters outside of his role as Chairman of the Board.

The Board has established an Audit Committee consisting of two Board members and has adopted guidelines for the Audit Committee’s work. See Item 6. Directors, Senior Management and Employees - C. Board Practices in the Company’s Form 20-F for further information regarding members of the Audit Committee and their responsibilities.

The Board has also established a Remuneration Committee to ensure due and independent preparation of matters relating to compensation of Executive Officers. See Item 6. Directors, Senior Management and Employees - C. Board Practices in the Company’s Form 20-F for further information regarding the members of the Remuneration Committee and their responsibilities.

The Board has established a Nomination Committee to ensure Board succession through identifying and nominating candidates for the appointment of members of the Board. See Item 6. Directors, Senior Management and Employees - C. Board Practices in the Company’s Form 20-F for further information regarding the members of the Nomination Committee and their responsibilities.

The board has adopted instructions for board committees. These instructions are available on the Company's website (https://hafnia.com/esg/policies/).

The Board annually assesses the effectiveness and performance of the Board as a whole and of its committees. This ensures that it fulfils its duties and responsibilities satisfactorily and uncovers key areas for improvement and requisite follow-up actions. The Board’s internal assessment and performance evaluation was carried out in February 2026, to the overall satisfaction of the members of the Board.

The Company does not deviate from Section 9 of the Code.

Section 10 – Risk Management and Internal Control

The Board oversees the Company’s internal control, and overall risk management. On an ongoing basis, the Audit Committee discuss the Company’s enterprise risk management framework and practices. The Board and Audit Committee, together, monitor and discuss strategic, market, financial, operational, regulatory & compliance and emerging related risks, including associated measures put in place to manage them. Twice a year, the Board reviews the key changes done in the Risk Register of, and discusses, main material risks as well as changes.

The Company recognises the importance of balancing risks and rewards to pursue business opportunities within its risk appetite. Such procedures also support the quality of the Company’s financial reporting and compliance with applicable laws and regulations. The Company manages risks to ensure that operations and other business activities are conducted in a safe and secure manner, in compliance with external and internal standards and requirements, to create value whilst avoiding unwanted incidents. The Company’s enterprise risk management framework endeavors to make risk considerations an integral part of business operations.

Management and internal reporting and control mechanisms are based on Company-wide policies and internal guidelines in areas such as Finance and Accounting, Health, Safety, Security, Environment & Quality (HSSEQ), Ship Operations and Project Management, in addition to the implementation and follow-up of a risk assessment process.

The Company’s policies and guidelines are imperative to the Company’s internal control and risk limitations and are designed to ensure that the Company’s vision, policies, goals and procedures are known and adhered to. This also helps to discipline and reinforces the Company’s risk culture regarding the nature and extent of risks that the Company is willing to accept.

The Company has implemented frequent management reporting sessions where both operational and financial matters are analysed and reported to relevant decision-makers, allowing them to respond quickly to changing conditions. This helps to provide reasonable assurance against foreseeable events that may adversely affect the Company’s business objectives. The Company has established clear and safe communication channels between the employees and management to ensure effective reporting of any illegal or unethical activities in the Company, as such activities may be detrimental to the Company’s reputation and financial well-being, as well as to the Company’s various stakeholders.

In Item 3. Key Information – D. Risk Factors in the Company’s Form 20-F, the Company provides an overview of Hafnia’s central risks and its business.

Internal control over financial reporting

The Company’s internal control over financial reporting (“ICoFR”) is a process designed, under the supervision of the Company’s Executive Officers, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company’s financial statements in accordance with International Financial Reporting Standards.

The Company’s ICoFR framework is based on the COSO 2013 Internal Control—Integrated Framework and is embedded within the Company’s management system. It is implemented through a top-down, risk-based approach across all relevant functions and business areas.

The Company has established a global function responsible for governing ICoFR on behalf of the Company’s Executive Officers. This function oversees the annual ICoFR process and provides guidance and expertise to support an effective and continuously improving control environment. The annual process includes formalised procedures for scoping and risk assessment; control design, maintenance and enhancement; evaluation of control design and operating effectiveness; deficiency identification and remediation; and communication, training and stakeholder reporting. Key assurance activities include control testing and annual management certifications.

The Company’s Disclosure Committee supports the Executive Officers in evaluating the effectiveness of ICoFR on a quarterly basis and in reviewing the Company’s public disclosures. This includes consolidated financial statements and non-financial information to ensure that the Company’s results announcements, annual report and Form 20-F fairly present the Company’s financial position and results of operations.

The Board has delegated authority to the Audit Committee to assist in overseeing the effectiveness of ICoFR. The Audit Committee reviews quarterly updates from management on key financial reporting risks, control assurance activities, remediation of identified deficiencies, and ongoing control improvement initiatives. It also reviews management’s assessment of the effectiveness of ICoFR in accordance with Section 404 of the Sarbanes-Oxley Act (as set forth in management’s report included in the Company’s Form 20-F) and reports to the Board on compliance status and any significant matters requiring its attention.

The Company does not deviate from Section 10 of the Code.

Section 11 – Remuneration of the Board of Directors

The Company seeks shareholders’ approval at the annual general meeting regarding the remuneration of the Board. No member of the Board decides his or her own fees. The remuneration of the Board reflects its competence, expertise, level of activity, responsibility, use of resources and the complexity of the business activities.

To maintain the Board’s independence, the Board’s remuneration is not linked to the Company’s performance, nor does the Company intend to grant profit- related remuneration, share options, similar instruments or retirement benefits to Board members as consideration for their work.

As a rule, the Board members and/or companies with whom the Board members are associated shall not undertake special tasks for the Company in addition to their role as a Board member. Fees for any such services rendered shall be approved by the Board.

Remuneration of the Board members will be stated in the Company’s annual report. This includes a specification of any other remuneration and benefits paid to the Board members in addition to their board remuneration. See Item 6. Directors, Senior Management and Employees - B. Compensation of Directors and Executive Officers in the Company’s Form 20-F for further information regarding the Board remuneration.

The Company does not deviate from Section 11 of the Code.

Section 12 – Salary and other Remuneration of Executive Personnel

The Board has adopted guidelines and principles for determining the remuneration of Executive Officers, which are reviewed annually. The guidelines are clear and understandable, and contribute to the Company’s business strategy, long term interests and financial sustainability. Such guidelines are communicated to the shareholders at the annual general meeting of the Company and will be updated on the Company’s website.

The Remuneration Committee administers all the performance-related elements of remuneration of Executive Officers. The Remuneration Committee annually prepares recommendations to the Board, considering inter alia responsibility, expertise, time commitment and the complexity of the Company’s activities.

The remuneration paid to Executive Officers will aim to ensure a convergence of the financial interests of the shareholders and Executive Officers. The Company has inter alia adopted a long-term share incentive program for Executive Officers and other key personnel, and it is designed to be easily understood, to align the interests of Executive Officers with those of shareholders and to link rewards to corporate and individual performance.

In order to comply with the listing standards of the NYSE and the rules of the SEC, the Board adopted a policy concerning recovery of erroneously awarded compensation which would apply to the Executive Officers.

Performance-related remuneration of the Executive Officers in the form of share options, bonus programs or the like shall be linked to value creation for shareholders, the Company’s earnings performance over time or annual performance against such other pre-determined performance targets which includes sustainability objectives.

Arrangements which are meant to incentivise performance should be based on quantifiable factors that the employee can influence. While performance-related remuneration is not subject to an absolute limit, the Board may establish a cap on performance related remuneration, including by reference to the Company’s profitability and shareholder value creation.

This represents a deviation from Section 12 of the Code.

Section 13 – Information and Communication

Hafnia values openness and transparency towards its shareholders and is committed to providing information in a manner that contributes to establishing and maintaining confidence with important interest groups such as the Oslo Stock Exchange, the NYSE and financial markets in general as well as with stakeholders. All communications and announcements of information will take into account the requirement for equal treatment of the Company’s shareholders.

The Board has adopted guidelines for the Company’s communication with shareholders and how the Company will make information available to shareholders outside of general meetings.

The Company publishes an updated financial calendar with dates for important events such as the annual general meeting, publishing of interim reports, public presentations and payment of dividends (if applicable) on the Company’s website, Newsweb and distribution through BusinessWire.

Public investor presentations will be arranged in connection with submission of annual and quarterly results for the Company. The presentations will also be available on the Company’s website, Newsweb and/or distribution through BusinessWire.

Furthermore, continuous dialogue will be held with, and presentations will be given to analysts and investors, ensuring at all times, through advance publication of share price sensitive information, that existing and prospective investors have symmetrical access to share price sensitive news.

The Company has also established guidelines for contact with shareholders. A conference call to present financial information and key business updates is held every quarter by the Executive Officers. Additionally, it is possible to contact Hafnia’s investor relations team via the corporate website, allowing shareholders to reach out to the Company easily.

The Company does not deviate from Section 13 of the Code.

Section 14 – Take-Overs

The Company has established key principles for how to act in the event of a take-over offer. In the event of a take-over process, the Board has a duty to ensure that the Company’s shareholders are treated equally and that the Company’s activities are not unnecessarily interrupted. The Board will also ensure that the shareholders have sufficient information and time to assess the offer.

In the event of a take-over process, the Board will abide by the principles of the Code and also ensure that the following take place:

•	The Board will ensure that the offer is made to all shareholders, and on the same terms;
•	The Board will ensure that the shareholders have sufficient information and time to assess the offer;
•	The Board shall not undertake any actions intended to give shareholders or others an unreasonable advantage at the expense of other shareholders or the Company;
•
The Board shall not enter into an agreement with any offeror that limits the Company’s ability to entertain other offers for the Company’s shares, unless it is obvious that such an agreement is in the common interest of the Company and its shareholders;

•
The Board shall strive to be completely open about the take-over situation. Agreements between the Company and the offeror which are of significance for the market’s assessment of the offer shall be made known to the market no later than the time when the market is notified of the offer;

•	The Board shall not institute measures which have the intention of protecting the personal interests of its members at the expense of the interests of the shareholders; and

•	The Board acknowledges the particular duty the Board carries to ensure that the interests of the shareholders are safeguarded.

The Board shall not attempt to prevent or impede the take-over bid unless this has been decided by the shareholders in a general meeting in accordance with applicable laws. The main underlying principles shall be that the Company’s shares shall be kept freely transferable and that the Company shall not establish any mechanisms which can prevent or deter take-over offers unless this has been decided by the shareholders in a general meeting in accordance with applicable law.

If an offer is made for the Company’s shares, the Board shall issue a statement evaluating the offer and making a recommendation as to whether shareholders should or should not accept the offer. If the Board finds itself unable to give a recommendation to the shareholders on whether or not to accept the offer, it will explain the reasons for this. The Board’s statement on a bid shall make it clear whether the views expressed are unanimous, and if this is not the case, it shall explain the reasons why specific members of the Board have excluded themselves from the statement.

The Board will obtain a valuation from an independent expert. The valuation, including an explanatory statement, will be made publicly available no later than at the time of publication of the Board’s statement. An independent valuation will be arranged if any member of the Board, close associates of such member or anyone who has recently held a position but has ceased to hold such a position as a member of the Board, is either the bidder or has a particular personal interest in the bid. This will also apply if the bidder is a major shareholder of the Company. Any such valuation should either be enclosed with the Board’s statement or reproduced or referred to in the statement.

The Company does not deviate from Section 14 of the Code.

Section 15 – Auditor

The Company’s auditor is appointed by the Company in an annual general meeting and is responsible for the audit of the Company’s consolidated financial statements.

The auditor participates in the Audit Committee’s review and discussion of the annual accounts and quarterly interim accounts. Annually, the auditor will submit an audit work-plan to the Board or the Audit Committee.

The auditor normally participates in Board meetings that deal with annual accounts, accounting principles and sustainability reporting. The auditor will also assess any important accounting estimates and matters of importance on which there has been disagreement between the auditor and the Company’s Executive Officers and/or the Audit Committee. At least once a year, the auditor shall present to the Board or the Audit Committee a review of the Company’s internal control procedures, including identified weaknesses and proposals for improvement. Further, the Board will normally hold a meeting with the auditor at least once a year at which no representative of the Executive Officers is present.

The Board is responsible for determining whether the Executive Officers may engage the auditor for other purposes than auditing. The auditor is required to annually confirm his or her independence in writing to the Audit Committee. The Board will give the shareholders an account at the annual general meeting of the remuneration paid to the auditor, including details of the fee paid for audit work and any fees paid for other specific assignments.

The Company does not deviate from Section 15 of the Code.